

November 25, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

> **Re: Exodus Movement, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed November 13, 2024**
> **File No. 000-56643**

Dear James Gernetzke:

We have reviewed your amended filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G
Business
Our Products and Services
New Products, Passkeys, page 5

1. While we note your disclosure that you had no revenue from the Passkeys Wallet for the three months ended September 30, 2024, please tell us whether you had any users of this product as of September 30, 2024. In addition, you disclose that a user's private key is encrypted using an encryption key provided by Exodus. Tell us who holds the encryption key and whether you, as a company or your agent, hold the key (such as on your cloud-based server) or whether the key is held locally on the Exodus app and stored locally on the user's machine.

KYC and KYB Programs
KYB Program For API Providers and Vendors, page 19

2.   We note your response to prior comment 5. Please revise your disclosure on page 19 to identify the third-party providers you use for your KYB diligence.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Thomas J. Kim